VIA EDGAR ONLY

July 24, 2015

United States Securities and Exchange Commission

Attn: Katherine Wray, Attorney-Advisor

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cimarron Medical, Inc. Revised Preliminary Information Statement on Schedule 14C Response Submitted on July 17, 2015 File No. 000-55242

Dear Ms. Wray:

Cimarron Medical, Inc. (the "Cimarron" or the "Company") provides the following response (the "Response Letter") to the comments contained in the letter (the "Comment Letter") of the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") dated July 22, 2015, relating to the above-referenced filing preliminary Schedule 14C (the "Filing").

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	We note your response to prior comment 1. However, we are unable to concur with your conclusion that Rule 145(a)(2) is applicable to the contemplated reincorporation merger under the circumstances described in your filing or proposed in your response. Under these circumstances, it appears that the reincorporation merger does not have as a sole purpose a change in your domicile and therefore Rule 145(a)(2) is not applicable to your reincorporation.

Response:

We have decided to not proceed with any reincorporation merger or change of domicile at this juncture and have revised the Filing to remove the references to the reincorporation merger.

2.	We note your response to prior comment 2, and will evaluate your revised disclosure in any amendment to your filing.

Response:

We have revised the Filing to include pro forma financial statements following the guidance in Article 11 of Regulation S-X.

In connection with this response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do notforeclose the Commission fromtaking any action with respectto the filing; and
•	the Company may not assert Staffcomments as adefense in anyproceedinginitiated by the Commission or any person under the federalsecurities laws of the United States.

Thank you for your assistance and review.

Sincerely,

Cimarron Medical, Inc.

/s/ David Fuhrman

David Fuhrman

Chief Executive Officer